UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

80 Broad Street, 5th Floor

New York, NY 10005
Tel: +1 (929) 317-2699
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Change of Auditor

On January 23, 2025, Coloar Star Technology Co., Ltd. (the “Company”), upon the approval and ratification of the board of directors of the Company (the “Board”) and the audit committee of the Board (the “Audit Committee”), dismissed Audit Alliance LLP (“Audit Alliance”), the former independent registered public accounting firm of the Company, effective on January 23, 2025, and appointed AssentSure PAC (PCAOB ID: 6783) (“AssentSure”) to serve as its independent registered public accounting firm, effective on January 23, 2025, for the year ended June 30, 2025 and the six months period ended December 31, 2024.

Audit Alliance’s reports on the Company’s financial statements for the fiscal years ended June 30, 2024 and 2023 did not contain any adverse opinion or disclaimers of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. Furthermore, during the Company’s most recent fiscal year, there were no disagreements with Audit Alliance on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Audit Alliance, would have caused Audit Alliance to make reference to the subject matter of the disagreements in connection with its reports on the Company’s financial statements for such year. Also, during this time, there were no “reportable events,” as defined in Item 304(a)(1)(v) of Regulation S-K.

The Company provided Audit Alliance with a copy of the above disclosure and requested that Audit Alliance furnish the Company with a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of Audit Alliance’s letter is filed as Exhibit 16.1 to this Form 6-K.

During the two most recent fiscal years and any subsequent interim periods prior to the engagement of AssentSure, neither the Company, nor someone on behalf of the Company, has consulted AssentSure regarding (i) the application of accounting principles to any specified transaction, either completed or proposed or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that AssentSure concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement,” as defined in Item 304(a)(1)(iv) of Regulation S-K, or a “reportable event,” as defined in Item 304(a)(1)(v) of Regulation S-K, or any other matters set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K.

Additional Closing of Notes and Warrants

As previously disclosed by the Company, on January 16, 2025, the Company and certain institutional investors (the “Purchasers”) elected to consummate an Additional Closing pursuant to that certain securities purchase agreement dated September 27, 2024, as amended, pursuant to which the Company issued senior secured convertible notes to the Purchasers in the aggregate principal amount of approximately $8.7 million (the “New Notes”), having an original issue discount of 8%, a maturity date twelve months from the date of issuance, bearing an interest rate of 6% per annum, and convertible into Class A Ordinary Shares, par value $0.0001 per share (“Ordinary Shares”) of the Company, and accompanying Series B Warrants to purchase up to an aggregate of 2,467,692 Ordinary Shares, with an exercise price of $2.11 per Ordinary Share (the “Third Offering”).

The Third Offering closed on January 21, 2025, upon the satisfaction or waiver of all closing conditions, and resulted in gross proceeds to the Company of approximately $8 million before deducting placement agent fees and other estimated offering expenses

Financial Statements and Exhibits.

Exhibit No.	Description
16.1	Letter from Audit Alliance LLP to the U.S. Securities and Exchange Commission, dated January 23, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 23, 2025

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Louis Luo
Name:	Louis Luo
Title:	Chief Executive Officer